Exhibit (d)(7)(vi)

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT made the 18th day of November, 2013.

BETWEEN:

THE SHAREHOLDER LISTED ON SCHEDULE A HERETO

(hereinafter called the “Shareholder”),

- and -

PATHEON INC.

a corporation incorporated under the laws of Canada (the “Company”)

- and -

JLL/DELTA PATHEON HOLDINGS, L.P.,

an exempt limited partnership organized under the laws of the Cayman Islands

(hereinafter called the “Purchaser”), (collectively, the “Parties”)

WHEREAS the Shareholder is the legal and beneficial owner of restricted voting shares of the Company, as more particularly described herein;

AND WHEREAS on the date hereof, the Purchaser is concurrently entering into an arrangement agreement (the “Arrangement Agreement”) with the Company which provides for, among other things, a business combination involving the Purchaser and the Company by way of a plan of arrangement under Section 192 of the Canada Business Corporations Act, pursuant to which the Purchaser will directly or indirectly acquire all of the restricted voting shares (the “Shares”) of the Company, other than Shares held by affiliates of the Purchaser, at a purchase price of US$9.32 in cash per Share (the “Arrangement”);

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder to (i) vote, or cause to be voted, all Shares, now or hereafter, beneficially owned (including any shares issued upon the exercise of any stock options or other convertible securities), or over which control or direction is exercised, by the Shareholder (the “Owned Shares”) in favour of the Arrangement and any matter that is necessary or desirable for the consummation of the Arrangement and (ii) abide by the restrictions and covenants set forth herein;

AND WHEREAS the Purchaser and the Company are relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Purchaser’s and the Company’s respective execution and delivery of the Arrangement Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreement herein contained, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1 All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement.

ARTICLE 2

CERTAIN COVENANTS OF THE SHAREHOLDER

2.1 Non-Solicitation. The Shareholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 4 and (ii) the Effective Time:

(a)	not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent or otherwise, and shall not permit any such person to:

(i)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes an Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than any Purchaser Party or Purchaser Party Representative) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute an Acquisition Proposal;

(iii)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to, any public Acquisition Proposal; or

(iv)	accept, approve, endorse, recommend or execute or enter into or publicly propose to accept, approve, endorse, recommend or execute or enter into any agreement, letter of intent, understanding or arrangement relating to an Acquisition Proposal.

(b)	immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than any Purchaser Party or Purchaser Party Representative) with respect to any Acquisition Proposal; and

(c)

immediately notify the Purchaser and the Company, at first orally, and then promptly and in any event within 24 hours in writing, of any Acquisition Proposal, and shall provide the Purchaser and the Company with copies of all written documents, correspondence or other material received by the Shareholder, its affiliates or its, his, or her Representatives in respect of, from or on behalf of any such Person in connection therewith and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Shareholder, its affiliates or its, his, or her Representatives.

2.2 Agreement to Vote in Favor. At any meeting of shareholders of the Company (including the Company Meeting) called to vote upon the Arrangement or any of the other transactions contemplated by the Arrangement Agreement or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the other transactions contemplated by the Arrangement Agreement is sought, the Shareholder shall cause the Owned Shares to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) the Owned Shares (i) in favour of the approval of the Arrangement and each of the other transactions contemplated by the Arrangement Agreement, and (ii) in favour of any other matter necessary or desirable for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement. The Shareholder will not commit any act that could restrict or affect the Shareholder’s legal power, authority, and right to vote all of the Owned Shares or otherwise prevent or disable the Shareholder from performing any of his or her obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, the Shareholder shall not enter into any voting agreement with any person or entity with respect to any of the Owned Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Owned Shares, deposit any Owned Shares in a voting trust, or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Shareholder’s legal power, authority, or right to vote the Owned Shares in favour of the approval of the Arrangement and each of the other transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of the Owned Shares, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of the Owned Shares in accordance with this Section 2.2.

2.3 Agreement to Vote Against. At any meeting of shareholders of the Company (including the Company Meeting) or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought (including by written consent in lieu of a meeting), the Shareholder shall cause the Owned Shares to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) the Owned Shares against (i) any merger agreement or merger, consolidation, combination, sale or transfer of a material amount of assets, amalgamation, plan of arrangement, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal (other than the Arrangement or any of the other transactions contemplated by the Arrangement Agreement), (ii) any amendment of the Company’s charter document or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Arrangement or any of the other transactions contemplated by the Arrangement Agreement or change in any manner the voting rights of the holders of Shares, and (iii) any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the

Company in the Arrangement Agreement or of the Shareholder under this Agreement or otherwise impede, interfere with, delay, postpone, discourage, or adversely affect the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement. If the Shareholder is the beneficial owner, but not the registered holder, of any of the Owned Shares, the Shareholder agrees to take all actions necessary to cause the registered holder and any nominees to vote all of the Owned Shares in accordance with this Section 2.3.

2.4 Restrictions on Transfer. The Shareholder agrees to not directly or indirectly, (i) Transfer (as defined below), or enter into any agreement, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of any of the Owned Shares to any Person other than pursuant to the Arrangement Agreement, which, for greater certainty, shall include any Transfer made to an affiliate of the Shareholder as part of any pre-closing tax or other structuring relating to the Arrangement that has been discussed with the Company and the Purchaser prior to the date hereof or (ii) grant any proxies, deposit any of the Owned Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to the Owned Shares, other than pursuant to this Agreement. For the purposes of this Agreement, “Transfer” means, with respect to any security, (a) any direct or indirect assignment, sale, transfer, tender, exchange, pledge, hypothecation, or the grant, creation, or suffrage of a Lien in or upon, or the gift, grant, or placement in trust or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title, or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise) (b) any short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security, or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security, and (c) each agreement, arrangement, or understanding, whether or not in writing, to effect any of the foregoing.

2.5 Revocation of Prior Proxies

The Shareholder hereby revokes any proxies heretofore given by it in respect of the Owned Shares.

2.6 Other Covenants. The Shareholder agrees:

(a)	not take any other action of any kind, directly or indirectly, which could reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement.

(b)	not do indirectly that which it may not do directly by the terms of Article 2.

(c)	not to, directly or indirectly, exercise or cause to be exercised any rights of appraisal or dissent or otherwise oppose in any manner the treatment of any Owned Shares pursuant to the Arrangement.

(d)	not to requisition or join in the requisition of any meeting of holders of Shares.

(e)	to provide the Company or the Purchaser, upon request, with evidence that the Shareholder has complied with its, her or his obligations to vote in favour of the approval, consent, ratification and adoption of the Arrangement and the Arrangement Resolution (as applicable) and not to revoke any voting instructions or proxy executed and delivered in respect thereto.

(f)	to the following disclosure matters:

(i)	details of this Agreement being set out in the Company Circular and/or any press release of the Company or the Purchaser relating to the Company Meeting or the Arrangement;

(ii)	this Agreement being publicly filed on SEDAR and/or EDGAR, and/or available for inspection to the extent required by Law; and

(iii)	details of this Agreement being set out in an early warning report to be filed by the Purchaser.

2.7 Alternative Transaction. If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Arrangement whereby the Purchaser and/or its affiliates would effectively acquire all the Shares or all or substantially all of the business, properties and assets of the Company on economic and other terms and conditions (including, without limitation, tax treatment) having consequences to the Shareholder that are, in its, his or her reasonable objective opinion, equivalent to or better than those contemplated by this Agreement and the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), then the Shareholder agrees to support the completion of the Alternative Transaction, including, if necessary, by tendering or voting the Owned Shares to a take-over bid or in favour of a special resolution approving the Alternative Transaction.

2.8 No Fettering of Discretion. Notwithstanding any other provision of this Agreement, the Company and the Purchaser hereby agree and acknowledge that the Shareholder is bound hereunder solely in his or her capacity as a securityholder of the Company and that the provisions hereof shall not be deemed or interpreted to bind the Shareholder in his or her capacity as a director or officer of the Company.

2.9 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Purchaser any direct or indirect economic benefit or ownership or incidence of ownership of, or relating to, any Owned Shares. All rights, ownership and economic benefits of and relating to the Owned Shares shall remain vested in and belong to the Shareholder, and the Purchaser shall have no authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct the Shareholder in the voting of any of the Owned Shares, except as otherwise provided herein, or in the performance of the Shareholder’s duties or responsibilities as a shareholder of the Company.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

3.1 Representations and Warranties. The Shareholder represents, warrants and, where applicable, covenants to the Purchaser and the Company as follows and acknowledges that the Purchaser and the Company are relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement and the purchase by the Purchaser of the Owned Shares under the Arrangement:

(a)	if the Shareholder is not an individual:

(i)	the Shareholder has been duly formed and is validly existing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(ii)	the execution and delivery of this Agreement by the Shareholder and the performance by it of its obligations hereunder have been duly authorized and no other proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder.

(b)	if the Shareholder is an individual, the Shareholder has the legal capacity to execute and deliver this Agreement and performance of his or her obligations hereunder;

(c)	this Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Purchaser and the Company, constitutes a legal, valid and binding obligation, enforceable by the Purchaser and the Company against the Shareholder in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(d)	the Shareholder is the sole, unconditional legal and beneficial owner of the number of Owned Shares and the stock options or other securities or rights exerciseable, directly or indirectly, to acquire Shares listed on Schedule A to this Agreement, and has no legal or beneficial interest in, or control or direction over, any other Shares or such options, securities or rights;

(e)	the Shareholder has the sole right to sell and vote all the Owned Shares and all the Owned Shares shall, at the Effective Time, be beneficially owned solely by the Shareholder with good and marketable title thereto, free and clear of any Liens of any nature or kind whatsoever;

(f)	no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or Transfer from the Shareholder of any of the Owned Shares or any interest therein or right thereto, except the Purchaser pursuant to this Agreement;

(g)	none of the Owned Shares are subject to any power of attorney or attorney in fact, proxy, voting trust, vote pooling or other agreement, or any right or privilege capable of becoming an agreement, with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind;

(h)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of (i) the constating documents of the Shareholder, if the Shareholder is not an individual; (ii) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder’s property or assets is bound; (iii) to the knowledge of the Shareholder, any judgment, decree, order or award of any Governmental Entity; or (iv) to the knowledge of the Shareholder, any Law, relevant in the context of the Arrangement or this Agreement;

(i)	the Shareholder acknowledges that it has had the opportunity to obtain independent legal advice with respect to the Agreement and the Arrangement;

(j)	the Shareholder has received, and is familiar with, the terms of the Arrangement Agreement;

(k)	(i) the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised, by the Shareholder are those listed on Schedule A to this Agreement and (ii) the Shareholder has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional Shares other than upon the exercise of stock options, if any set forth on Schedule A to this Agreement; and

(l)	there are no Proceedings in progress or pending or, to the knowledge of the Shareholder, threatened against the Shareholder or its affiliates that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Owned Shares.

3.2 Survival of Representations. The representations and warranties of the Shareholder set forth in Article 3 shall survive the completion of the purchase by the Purchaser of the Owned Shares under the Arrangement and, despite such completion, shall continue in full force and effect for the benefit of the Purchaser and the Company for a period of one year from the date of this Agreement, except for the representation and warranty in Section 3.1(e) above, which shall survive indefinitely.

ARTICLE 4

TERMINATION

4.1 Termination. This Agreement shall terminate upon the earliest of:

(a)	written agreement of the Parties to terminate the Agreement;

(b)	the Arrangement Agreement has been terminated in accordance with its terms; or

(c)	the Effective Time.

ARTICLE 5

GENERAL

5.1 Further Assurances. The Parties shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

5.2 Amendment. This Agreement may only be amended by mutual written agreement of the Parties hereto.

5.3 Assignability. This Agreement shall not be assignable by any party without the prior written consent of the other party, other than by the Purchaser to one of its direct or indirect Subsidiaries. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the Parties hereto and their respective successors and permitted assigns.

5.4 Time. Time shall be of the essence of this Agreement.

5.5 Notices. Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to the Purchaser at:

JLL/Delta Patheon Holdings, L.P.

c/o JLL Partners, Inc.

450 Lexington Avenue, 31st Floor

New York, NY 10017

Attn:	Daniel Agroskin
Michel Lagarde

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

P.O. Box 636

Wilmington, Delaware, U.S.A.

19899-0636

Attention:	Robert B. Pincus
Telephone:	(302) 651-3090
Facsimile:	(302) 434-3090

with a copy to:

Borden Ladner Gervais LLP

Scotia Plaza

40 King Street West, Suite 4400

Toronto, Canada M5H 3Y4

Attention:	Paul A.D. Mingay/Jason Saltzman
Telephone:	(416) 367-6006/(416) 367-6196
Facsimile:	(416) 367-7098/(416) 361-2770

(b)	to the Company at:

Patheon Inc.

4721 Emperor Boulevard

Durham, NC 27703

Attention:	Jason Conner
Telephone:	(919) 226-3340
Facsimile:	(919) 474-2269

with a copy to:

Dentons LLP

99 Bank Street, Suite 1420

Ottawa, Canada K1P 1H4

Attention:	Andrea C. Johnson
Telephone:	(613) 783-9655
Facsimile:	(613) 614-0292

(c)	to the Shareholder at:

DJW Investment Holdings Limited

Attention:	Derek J. Watchorn
Telephone:
Facsimile:

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile.

5.6	Governing Law.

(a) This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

5.7 Remedies. The Shareholder agrees and acknowledges that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by it; (ii) in addition to any other remedies at law or in equity that the Purchaser and the Company may have, the Purchaser and the Company shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to the Purchaser and the Company, in the event of any breach of the provisions of this Agreement; and (iii) if it is a defendant or respondent, it shall waive any requirement for the securing or posting of any bond in connection with such remedy. The Shareholder hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party’s obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

5.8 Severability. If any provision of this Agreement is determined to be illegal, invalid or unenforceable by any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

5.9 Waiver. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

5.10 Rules of Construction. The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.11 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

5.12 Counterparties. This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

JLL/DELTA PATHEON HOLDINGS, L.P.
By its general partner,
JLL/DELTA PATHEON GP LTD.

By:	/s/ Michel Lagarde
Name: Michel Lagarde
Title: Director

PATHEON INC.

By:
Name:
Title:

DJW INVESTMENT HOLDINGS LIMITED

By:
Name:
Title:

[Counterpart to Voting and Support Agreement]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

JLL/DELTA PATHEON HOLDINGS, L.P. By its general partner,
JLL/DELTA PATHEON GP, LTD.

By:
Name:
Title:

PATHEON INC.

By:	/s/ Derek J. Watchorn
Name: Derek J. Watchorn
Title: Director

DJW INVESTMENT HOLDINGS LIMITED

By:	/s/ Derek J. Watchorn
Name: Derek J. Watchorn
Title: President

[Counterpart to Voting and Support Agreement]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

JLL/DELTA PATHEON HOLDINGS, L.P. By its general partner,
JLL/DELTA PATHEON GP, LTD.

By:
Name:
Title:

PATHEON INC.

By:
Name:
Title:

DJW INVESTMENT HOLDINGS LIMITED

By:	/s/ Derek J. Watchorn
Name: Derek J. Watchorn
Title: President

[Counterpart to Voting and Support Agreement]

SCHEDULE A

OWNERSHIP OF SECURITIES OF THE COMPANY

Shares

Name	Shares Beneficially owned	Registered holder if different from beneficial owner	Total number of Shares owned or controlled
DJW Investment Holdings Limited	21,054	—	21,054

Options or Other Convertible Securities

Name	Type of Security	Exercise or Conversion Price (CAD)	Total number of Shares Issuable upon Exercise/Conversion
DJW Investment Holdings Limited	Nil.	Nil.	Nil.